FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   18 May 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. New shorthaul aircraft order




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  18 May 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          New shorthaul aircraft order





NEW SHORTHAUL AIRCRAFT ORDER


British Airways has ordered eight new Airbus A320 family aircraft for delivery in 2008-2010.

This is the first step towards a single shorthaul fleet across British Airways' network.

The airline will also upgrade the Gatwick shorthaul fleet by replacing the oldest 14 Boeing 737s with Airbus A319 aircraft.

Willie Walsh, British Airways' chief executive said: "We've made considerable progress at Gatwick, particularly on costs. Gatwick is an important part of our shorthaul strategy and replacing the older Boeing 737 fleet with Airbus aircraft will give us flexibility across both airports. This is the first step towards a single shorthaul fleet."

British Airways will place a major order for replacement and growth wideboded aircraft later this year for delivery in the next decade.


                                      ends

May 18, 2007                                                            63/LG/07



Notes to editors:

British Airways currently has a shorthaul fleet of 67 Airbus aircraft. The order will boost the Airbus shorthaul fleet to 79 aircraft.

At Heathrow, the airline has the following shorthaul fleet: 33 Airbus A319 aircraft, 26 Airbus A320 aircraft, 8 Airbus A321 aircraft, 13 Boeing 757 aircraft and seven Boeing 767 aircraft.

The list price for an Airbus A320 is US$ 66 million.

This document is the summary financial statement for the year ended March 31, 2007 of British Airways Plc, whose details are above. Certain statements included in this edition of Investor may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Fuller information on some of the factors which could result in a material difference is available in the company's Annual Report and Accounts for the year ended March 31, 2007, which is available on www.bashareholders.com.